                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K

                 Annual Report Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934

(Mark One)

[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

                   For the fiscal year ended December 31, 2001

                                       OR

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

                    For the transition period from ___ to ___

                         Commission file number 1-14387

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                     United Rentals, Inc. Acquisition Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              United Rentals, Inc.
                           Five Greenwich Office Park
                          Greenwich, Connecticut 06830

                              REQUIRED INFORMATION

                      United Rentals, Inc. Acquisition Plan

                              Financial Statements
                            and Supplemental Schedule

                           December 31, 2001 and 2000



                                    Contents

Report of Independent Auditors .............................................. 1

Financial Statements

Statements of Net Assets Available for Benefits ............................. 2
Statements of Changes in Net Assets Available for Benefits .................. 3
Notes to Financial Statements ............................................... 4

Supplemental Schedule

Schedule H, Line 4(i); Schedule of Assets (Held at End of Year) ............. 9

                         Report of Independent Auditors

To Participants and Administrator of
   United Rentals, Inc. Acquisition Plan

We have audited the accompanying statements of net assets available for benefits of United Rentals, Inc. Acquisition Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                   /s/ Ernst & Young LLP

June 25, 2002

                      United Rentals, Inc. Acquisition Plan

                 Statements of Net Assets Available for Benefits

                                                                 December 31
                                                           2001               2000
                                                     ------------------ ------------------
Assets:
    Investments, at fair value:
      United Rentals, Inc. Common Stock                 $    512,584       $    459,360
      T. Rowe Price Mutual Funds                          28,526,543         32,691,857
      T. Rowe Price Equity Index Trust Fund                  766,020            533,322
                                                   ----------------------------------------
    Total investments                                     29,805,147         33,684,539

    Participant loans                                      1,701,015          1,809,452
                                                   ----------------------------------------
Net assets available for benefits                        $31,506,162        $35,493,991
                                                   ========================================



See accompanying notes.

                      United Rentals, Inc. Acquisition Plan

           Statements of Changes in Net Assets Available for Benefits

                                                               Year ended December 31
                                                               2001              2000
                                                         ------------------------------------
Additions:
  Investment income:
    Interest and dividend income                            $     745,216      $2,128,285
    Net depreciation in fair value of investments              (2,029,782)     (2,117,057)
    Employee rollover contributions                                23,675         321,362
    Transfers in from various plans                               596,215       2,106,194
                                                         ------------------------------------
                                                                 (664,676)      2,438,784

Deductions:
    Benefits paid directly to participants                      3,323,153       3,312,052
                                                         ------------------------------------
Net decrease                                                   (3,987,829)       (873,268)

Net assets available for benefits, beginning of year           35,493,991      36,367,259
                                                         ------------------------------------
Net assets available for benefits, end of year                $31,506,162     $35,493,991
                                                         ====================================



See accompanying notes.

                     United Rentals, Inc. Acquisition Plan

                         Notes to Financial Statements

                           December 31, 2001 and 2000


1.  Plan Description

The following description of the United Rentals, Inc. Acquisition Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution, discretionary profit sharing plan which was established by United Rentals, Inc. (the "Company") on April 1, 1999. An individual who was an employee of a prior employer acquired by the Company shall become a participant of the Plan on the date that their assets from the prior employer plan are transferred to the Plan.

On August 1, 2000, the Plan's trustee was changed from Merrill Lynch Trust Company, Inc. to T. Rowe Price Trust Company.

Contributions

Participants do not contribute any portion of their salary to the Plan. A participant may contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

The Company may contribute a discretionary amount, if any, to the Plan determined annually by the Board of Directors of the Company. The Company did not make any contributions to the Plan in 2001 and 2000.

Participant Accounts

Each participant account is credited with the participant's share of Company discretionary contributions, if any, assets transferred to this Plan from the participant's prior employer plan, the participant's share of the net earnings or losses on the investments of the assets of the Plan, distributions from the participant's account, and any expenses or liabilities charged to the participant's account.

                     United Rentals, Inc. Acquisition Plan

Vesting

Participants in the Plan are fully vested in their accounts upon the transfer of their assets into the Plan.

Investment Options

All of the Plan's investment options are fully participant directed.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years for personal loans and up to a reasonable period of time as established by the Plan Administrator for the purchase of a primary residence. The loans are secured by the vested balance in the participant's account and bear interest at a rate determined by the Plan Administrator. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

On termination of service, death, disability or retirement a participant may receive a lump-sum amount equal to the vested value of his or her account.

Administrative Expenses

All of the Plan's administrative expenses are paid by the Company, except for investment related expenses which are charged directly to the participants' accounts.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of Employee Retirement Income Security Act of 1974.

                     United Rentals, Inc. Acquisition Plan

1.  Plan Description (continued)

Transfers In

Transfers in from various plans during 2001 represents assets transferred to the Plan from the Mission Valley Equipment Rentals 401(k) Plan and other acquired companies' plans.

Transfers in from various plans during 2000 represent assets transferred to the Plan from the U.S. Rentals, Inc. Employer Retirement Savings Plan, Rental Tools & Equipment Co. International, Inc. 401(k) Savings and Profit Sharing Plan and other acquired companies' plans.

2.  Summary of Significant Accounting Policies

Basis of Accounting

The Plan's financial statements are prepared on the accrual basis of accounting.

Investments

The Plans investments are stated at fair value. Participant loans are valued at their outstanding principal balances, which approximate fair value.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

3.  Income Tax Status

The Plan has applied for but not received a determination letter from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code"). The Company has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status.

                      United Rentals, Inc. Acquistion Plan

4.  Investments

During 2001 and 2000, the Plan's investments (including investments purchased, sold as well as held during the period) appreciated (depreciated) in fair value as follows:

                                                 Year ended December 31
                                                 2001              2000
                                          ------------------------------------

United Rentals, Inc. Common Stock           $      129,568   $     (19,760)
Merrill Lynch Basic Value Fund, Inc.                    -           (8,461)
Federated Bond Fund                                     -             (675)
PIMCO Total Return Fund                                 -           12,934
Merrill Lynch Fundamental Growth Fund                   -          602,211
Pioneer Growth Shares                                   -              147
Dreyfus Premier Balance Fund                            -          (26,608)
AIM Blue Chip Fund                                      -           51,267
Van Kampen Emerging Growth Fund                         -          (23,794)
AIM Value Fund                                          -          (53,649)
MFS Capital OPP Fund                                    -           29,651
Merrill Lynch S&P 500 Index Fund                        -            2,316
Ivy International Fund II                               -          (99,725)
Merrill Lynch Federal Securities Trust                  -              758
AIM Charter Fund                                        -            6,429
AIM Equity Constellation Fund                           -           48,720
AIM Weingarten Fund                                     -           15,314
Van Kampen American Value Fund                          -           (1,015)
Merrill Lynch Capital Fund                              -             (229)
Merrill Lynch Global Allocation Fund                    -            1,205
Lord Abbett Development Growth Fund                     -           23,852)
AIM International Equity Fund                           -          (27,014)
AIM Global Aggressive Growth Fund                        -         (20,967)
T. Rowe Price Global Stock Fund                    (22,190)        (24,666)
T. Rowe Price Value Fund                           (24,949)          8,763
T. Rowe Price International Stock Fund            (216,062)       (147,662)
T. Rowe Price New Horizons Fund                    (17,844)       (101,006)
T. Rowe Price Growth And Income Fund                (8,349)         (3,245)
T. Rowe Price Science & Technology Fund           (323,058)       (602,942)
T. Rowe Price Small-Cap Stock Fund                  30,541         (19,831)
T. Rowe Price Spectrum Income Fund                 (20,230)         18,473
T. Rowe Price Balanced Fund                       (260,985)       (124,755)
T. Rowe Price Blue Chip Growth Fund             (1,220,926)     (1,548,111)
T. Rowe Price Equity Index Trust Fund              (66,109)        (46,350)
T. Rowe Price Dividend Growth Fund                  (9,189)          9,072
                                          ------------------------------------
                                               $(2,029,782)    $(2,117,057)
                                          ====================================

                     United Rentals, Inc. Acquisition Plan

Individual investments that represent 5% or more of the fair value of the Plan's net assets available for benefits are as follows:

                                                 December 31

                                          2001                2000
                                   ----------------------------------------

Blue Chip Growth Fund                $     7,729,167    $    10,368,768
Prime Reserve Fund                        12,870,692         14,091,863
Balanced Fund                              3,073,108          3,686,791
Participant loans                          1,701,015          1,809,452

5.  Subsequent Event

In January 2002, assets of approximately $2.3 million and $3.2 million, respectively, from the Access Rentals, Inc. Salary Deferral Plan and Cave Holdings 401(k) & Profit Sharing Plan were transferred into the Plan.

                      United Rentals, Inc. Acquisition Plan
                            EIN# 06-1493538 Plan# 002

         Schedule H, Line 4(i); Schedule of Assets (Held at End of Year)

                                December 31, 2001


                                                     Description of Investment,
      Identity of Issue, Borrower,                 Including Maturity Date, Rate of              Shares/          Current
       Lessor or Similar Party                     Interest, Par or Maturity Value                Units            Value
--------------------------------------------------------------------------------------------------------------------------------
T. Rowe Price Trust Company*              Spectrum Income Fund                                      117,046       $ 1,240,690
                                          Balanced Fund                                             175,707         3,073,108
                                          Blue Chip Growth Fund                                     266,799         7,729,167
                                          Dividend Growth Fund                                       13,642           283,614
                                          Global Stock Fund                                           9,410           129,664
                                          Growth and Income Fund                                  9,064,986           206,863
                                          International Stock Fund                                   66,417           729,920
                                          New Horizons Fund                                          21,149           478,609
                                          Prime Reserve Fund                                     12,870,692        12,870,692
                                          Science & Technology Fund                                  32,174           673,088
                                          Small-Cap Stock Fund                                       17,118           433,777
                                          Value Fund                                                 35,877           677,351
                                          Equity Index Trust Fund                                    24,847           766,020

                                          United Rentals, Inc. Common Stock                          22,581           512,584
                                                                                                             -------------------
                                                                                                                   29,805,147

Participant loans*                        With varying interest rates and maturity dates
                                                                                                                    1,701,015
                                                                                                             -------------------
                                                                                                                  $31,506,162
                                                                                                             ===================



*Indicates party-in-interest to the Plan.

Note: The "Cost" column is not applicable because all of the Plan's investment programs are fully participant directed.

                                    EXHIBITS

23       Consent of Ernst & Young LLP

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                           United Rentals, Inc. Acquisition Plan


Date:  June 27, 2002                       By: /s/ MICHAEL J. NOLAN
     ---------------------                     --------------------------
                                           Name: Michael J. Nolan
                                           Title: Chief Financial Officer